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                                                                          EX. 16


                             [MONEYGRAM LETTERHEAD]



Contact: Warren Bechtel


        (201) 291-3672



          MONEYGRAM PAYMENT SYSTEMS REPORTS 1998 FIRST-QUARTER RESULTS


              AND ESTABLISHMENT OF SHAREHOLDERS' RIGHTS AGREEMENT



     Saddle Brook, New Jersey, May 11 -- MoneyGram Payment Systems, Inc. (NYSE:MNE) reported today that its net income for the three months ended March 31, 1998 was $1.8 million, or 11 cents per common share, compared with $2.2 million, or 13 cents per share, in the first quarter of 1997.



     Total revenue for the quarter was $34.8 million, compared with $32.4 million in the year-earlier period. The 1998 revenue total includes $1.35 million from Mid-America Money Order Company and Consorcio Oriental LLC, which were acquired by MoneyGram during the first quarter of this year.



     Transactions handled by MoneyGram in the first quarter totaled 1.44 million. That compares with 1.28 million transactions handled in last year's first quarter, an increase of 12 percent.



     The Company also announced that, in order to protect shareholder value, the Board of Directors of MoneyGram Payment Systems yesterday approved, and the Company entered into, a shareholders' rights agreement. Pursuant to the rights agreement, the Company will dividend to shareholders as of record on May 20, 1998 the right to purchase one share of Common Stock of the Company for each share held at an exercise price of $50.00. In the event a person who does not already own more than 15% of the Common Stock of the Company crosses such threshold or a person who already owns 15% increases its ownership percentage, each rights holder other than such person upon payment of the exercise price will be entitled to purchase Common Stock with a market value of $100.00. Alternatively, the board may elect to effect a "cashless exercise" of the rights. The rights will not trade separately from the Common Stock, and no certificates will be mailed to shareholders until the above ownership threshold is crossed. The board may elect to redeem the rights at a nominal value at a future date. The rights plan provides that successful completion of the Viad tender offer would not trigger the rights.



     MoneyGram Payment Systems, Inc. is a leading non-bank provider of consumer money transfer and other financial services. Through the MoneyGram network of more than 22,000 convenient agent locations, customers can wire cash in minutes to more than 100 countries throughout the world. MoneyGram ExpressPayment(SM) service enables credit card issuers, mortgage servicers, finance companies, collections companies and others to collect good-funds payments from delinquent debtors within hours. The company was organized in January, 1996 and completed the initial public offering of its common shares on December 11, 1996.

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                        MONEYGRAM PAYMENT SYSTEMS, INC.



                            STATEMENT OF OPERATIONS


                          THREE MONTHS ENDED MARCH 31


                    (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)



                                                               1998      1997
                                                              ------    ------
Revenue
  Fee and other.............................................  $ 28.9    $ 26.3
  Foreign exchange..........................................     5.9       6.1
                                                              ------    ------
          Total Revenue.....................................    34.8      32.4
                                                              ------    ------
Expenses
  Agent commissions.........................................    11.5      11.0
  Processing................................................     8.0       6.0
  Advertising & promotion...................................     7.0       6.0
  Selling & service.........................................     2.5       3.0
  General & administrative..................................     3.0       2.8
                                                              ------    ------
          Total Expenses....................................    32.0      28.8
                                                              ------    ------
Income before income taxes..................................     2.8       3.6
Income tax expense..........................................     1.0       1.4
                                                              ------    ------
Net Income..................................................  $  1.8    $  2.2
                                                              ======    ======
Basic net income per common share...........................  $  .11    $  .13
Diluted net income per common share.........................  $  .11    $  .13
Weighted average shares and equivalents outstanding.........  16,000    16,625